UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

EZY CLOUD HOLDING INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-54349

Nevada (State or other jurisdiction of incorporation or organization)	27-3074682 (I.R.S. Employer Identification No.)

138 Cecil Street #09-02

Cecil Court

Singapore 069538

 (Address of principal executive offices)

+60 16 202 9898

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 23, 2016

EZY CLOUD HOLDING INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

February 22, 2016

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EZY CLOUD HOLDING INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Ezy Cloud Holding Inc.

INTRODUCTION

This Information Statement is being mailed on or about February 23, 2016 to the holders of record at the close of business on January 28, 2016 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Ezy Cloud Holding Inc., a Nevada corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On December 22, 2015 (the “Closing Date”), a stock purchase agreement was entered by and among Mr. Lim Kor Kiat, and certain former stockholders of Ezy Cloud Holding Inc. who owned, in the aggregate, 1,818,025 shares of our common stock (76.48% of the outstanding shares). Lim Kor Kiat purchased such shares for an aggregate purchase price of $335,000 and became the majority stockholder of the Company (the “Stock Acquisition”).  The sale of such shares closed on December 22, 2015.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

At the closing of the purchase of shares described above, there was a change in our Board of Directors.  Mr. Daniel R. Furlong, who served as our sole executive officer and director, resigned from all his executive officer positions effective upon the closing, and after expanding the number of members of the Board of Directors to two and appointing Mr. Lim Kor Kiat to serve as a member of the board of directors, Mr. Furlong tendered his resignation as a director, with such resignation to be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.

Prior to the closing, Mr. Lim Kor Kiat was not a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Mr. Lim Kor Kiat has not been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 75,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of which 2,377,232 shares are outstanding as of January 11, 2016.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 2,377,232 shares of Common Stock issued and outstanding.  Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers
Lim Kor Kiat (2) 138 Cecil Street #09-02 Cecil Court, Singapore 069538	1,818,025	76.48%
Kelly Chow 24 Cambridge Drive Short Hills, NJ 07078	-	-

Daniel R. Furlong 3000 Bayport Drive, Suite 250, Tampa, Florida 33607	-	-
All directors and effective officers as a group	1,818,025	76.48%

(1)

Based on 2,377,232 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

DIRECTORS AND EXECUTIVE OFFICERS

At the closing of the Stock Acquisition described above, there was a change in our Board of Directors and executive officers.  Mr. Daniel R. Furlong, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after expanding the number of members of the Board of Directors to two and appointing Mr. Lim Kor Kiat to serve as a member of the board of directors, Mr. Furlong tendered his resignation as a director, with such appointments and resignation to be effective 10 days following the mailing of this Information Statement.

Mr. Furlong has appointed Mr. Lim Kor Kiat to serve as our Chairman of the Board of Directors, President, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Secretary/Treasurer, effective immediately.  On January 15, 2016, our Board of Directors approved the appointment of Mr. Kelly Chow as our Vice President and Secretary, effective immediately.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Director and officer prior to the Stock Acquisition

Name	Age	Position(s) with the Company
Daniel R. Furlong	67

President, principal accounting officer, principal executive officer principal financial officer, secretary, treasurer and sole member of the board of directors (a director until the expiration of the 10-day period as provided for in Rule 14f-1).

Daniel R. Furlong, CEO/Director

Since our inception on June 14, 2010, Daniel R. Furlong has been our president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole member of the board of directors. Mr. Furlong currently serves as chief operations officer and director of Jagged Peak.  Prior to this Mr. Furlong was president and co-founder of Compass Marketing Services and Paradigm Communications.  In addition, Mr. Furlong was Vice President of Marketing for Dollar Rent-A-Car of Florida - the largest Dollar Rent-A-Car franchise in the country.  During his tenure, business at the Florida division increased ten-fold. Mr. Furlong graduated from the University of Wyoming with both undergraduate and graduate degrees in accounting.

Director and officer following the Stock Acquisition

Name	Age	Position(s) with the Company
Lim Kor Kiat	40	Chairman of the Board of Directors, President, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Secretary/Treasurer.
Kelly Chow	58	Vice President and Secretary

Lim Kor Kiat, Mr. Lim is the founder and president of EzyCloud Sdn Bhd, which was established in Malaysia in 2014. EzyCloud develops a mobile social and payment application that allows users to easily connect with each other and get rebates from shopping activities. Before founding EzyCloud, Mr. Lim founded Liberty Land in Taiwan in 2008 and acted as President. Liberty Land is engaged in the development of mobile applications and software. At Liberty Land, Mr. Lim developed EzyCard, a membership royalty program through which members receive rebates and collect points.

Kelly Chow, Mr. Chow is currently an independent management consultant. Mr. Chow founded and was a partner at Caplink Financial Group, LLC from 2007 through 2015. Caplink Financial Group, LLC is a management consulting firm.

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheets under the symbol “EZCL.”  The OTC Pink Sheets does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board did not hold any meetings during the year ended September 30, 2015 as there was only one director.  We did not hold an annual meeting of stockholders during the year ended September 30, 2015.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Involvement in Certain Legal Proceedings

To the Corporation’s knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Corporation, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Corporation, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of two members, Daniel R. Furlong and Lim Kor Kiat.  Mr. Lim Kor Kiat also serves as our executive officer.  We do not separate the roles of Chief Executive Officer and Chairman of the Board because following the 10 day period after mailing of this Information Statement to the stockholders, Mr. Lim Kor Kiat will be our director and executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them, except that Vincent Fabrizzi, Paul Demirdjian and Daniel R Furlong did not timely file Form 4s and Form 5s in connection with an acquisition of shares of the Company’s common stock on June 6, 2015.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Corporation does not pay its officer and/or director any salary or consulting fee. The Corporation does not anticipate paying compensation to officer and/or director until it can generate sufficient cash flow on a regular basis.  The Corporation does not have any employment agreements with its officer and/or director.  We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended September 30, 2015 and September 30, 2014, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

							Change in
							Pension Value
							& Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Daniel R. Furlong	2015	0	0	0	0	0	0	0	0
President &	2014	0	0	0	0	0	0	0	0
Treasurer

The following table sets forth the compensation paid by us from to our sole director for the year ending September 30, 2015. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Director Compensation Table

Change in
Pension Value
& Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Daniel R. Furlong	0	0	0	0	0	0	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Corporation and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board director can write to:

EZY CLOUD HOLDING INC.

138 Cecil Street #09-02

Cecil Court

Singapore 069538

Attn: President and Chairman of the Board
Telephone: +60 16 202 9898

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

· Forward the communication to the Director or Directors to whom it is addressed;

· Attempt to handle the inquiry directly; or

· Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

EZY CLOUD HOLDING INC.
Dated: February 22, 2016
	By:	/s/ Lim Kor Kiat
Lim Kor Kiat
President